Exhibit 99.1

VinFast Reports Unaudited First Quarter 2024 Financial Results

Quarterly Revenues reached VND7,264,467 million (US$302.6 million)
Quarterly EV Deliveries were 9,689 units

Singapore, April 17, 2024 (PRNewswire) - VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a subsidiary of Vingroup JSC, and Vietnam’s leading electric automotive manufacturer, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Operating Highlights for the First Quarter of 2024

	1Q2024	4Q2023	1Q2023
EV Deliveries(1)	9,689	13,513	1,780
E-scooters Deliveries	6,632	24,309	9,757

•	EV deliveries were 9,689 in the first quarter of 2024, representing a decrease of 28% from the fourth quarter of 2023 and an increase of 444% from the first quarter of 2023.
•	E-scooter deliveries were 6,632 in the first quarter of 2024, representing a decrease of 73% from the fourth quarter of 2023 and a decrease of 32% from the first quarter of 2023.
•	As of March 31, 2024, the Company had 119 showrooms globally for EVs and 235 showrooms and service workshops for e-scooters, including VinFast showrooms and dealer showrooms.

Financial Highlights for the First Quarter of 2024

•	Vehicle sales were VND6,492,833 million (US$270.5 million) in the first quarter of 2024, representing an increase of 324.4% from the first quarter of 2023 and a decrease of 31.6% from the fourth quarter of 2023.
•	Total revenues were VND7,264,467 million (US$302.6 million) in the first quarter of 2024, representing an increase of 269.7% from the first quarter of 2023 and a decrease of 31.0% from the fourth quarter of 2023. Total revenues are primarily comprised of revenue from EV sales.
•	Gross loss was VND3,619,483 million (US$150.8 million) in the first quarter of 2024, representing an increase of 6.5% from the first quarter of 2023 and a decrease of 20.1% from the fourth quarter of 2023.
•	Gross margin was negative (49.8%) in the first quarter of 2024, compared to negative (172.9%) in the first quarter of 2023 and negative (43.0%) in the fourth quarter of 2023.
•	Loss from operations was VND10,123,644 million (US$421.8 million) in the first quarter of 2024 representing a decrease of 7.8% from the first quarter of 2023 and a decrease of 15.4% from the fourth quarter of 2023.
•	Net loss was VND14,841,877 million (US$618.3 million) in the first quarter of 2024, representing an increase of 3.5% from the first quarter of 2023 and a decrease of 12.3% from the fourth quarter of 2023.

Key Financial Results for the First Quarter of 2024

(in VND millions, except for percentages and basis points (“bp”))

	2024 Q1	2023 Q4 As adjusted(2)	2023 Q1 As adjusted(2)	QoQ		YoY
Vehicle Sales	6,492,833	9,494,432	1,529,758	-31.6%		324.4%
Total Revenues	7,264,467	10,523,748	1,964,765	-31.0%		269.7%
Gross Loss	(3,619,483)	(4,529,914)	(3,397,937)	-20.1%		6.5%
Gross Margin	(49.8)%	(43.0)%	(172.9)%	(678	)bp	12,312	bp
Loss from Operations	(10,123,644)	(11,972,946)	(10,978,653)	-15.4%		-7.8%
Net Loss	(14,841,877)	(16,917,033)	(14,345,122)	-12.3%		3.5%

1 Includes VF e34, VF 5, VF 6, VF 7, VF 8, VF 9 and e-bus

2 As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024

Recent Business Updates

Dealership in the US

•	Since previously announced last quarter, we signed additional agreements with 10 dealers, bringing the total number of dealers signed to 16, spanning across 7 states: Connecticut, Florida, Kansas, Kentucky, New York, North Carolina, and Texas.

•	Sales operations for these newly added dealerships are expected to begin in the second quarter of 2024.

Sales of VinFast Drgnfly

•	After its debut at CES in January 2024, the VinFast DrgnFly electric bikeis set to hit the market in late April with a listed price of $2,599.

•	Customers in the U.S. can now place orders the VinFast DrgnFly through the Company’s extensive dealer network

New Product Delivery

•	Following its launch in December 2023, the VF 7, VinFast’s C-segment EV model, commenced deliveries to initial customers in Vietnam in late March 2024. The model is expected to be shipped and delivered to other markets in the same year.

•	The first batch of VF 9, VinFast’s E-segment EV model, is set to arrive in the U.S in April and will be ready for deliveries between late quarter two and early quarter three of 2024.

•	The 4-seat mini eSUV, VF 3, is on track for domestic delivery by the end of 2024.

Progress on market expansion

•	In Indonesia, the Company has signed with 5 dealership partners, with the first VinFast store opened on April 2. In addition, we have commenced sales of the right-hand drive configuration of the VF e34, with a starting list price of IDR 315,000,000 (battery-exclusive).

•	In Thailand, at the Bangkok International Motor Show (BIMS), the Company announced signing of Letter of Intent (LOI) with 15 initial dealers.

•	In the Middle East, the Company signed a dealer sales agreement for the distribution of electric vehicles in the Oman market. The inaugural store is anticipated to open in mid-2024, with vehicle sales commencing shortly thereafter.

Establishment of V-Green

•	In March 2024, V-Green, which is 90% owned by Mr. Pham Nhat Vuong (the Founder of VinFast), was established to further the global expansion of charging network that support VinFast’s growth.

•	V-Green will provide EV charging infrastructure and management services to VinFast’s customers and assume responsibility for engaging third-party charging station suppliers to establish and expand charging network in key markets around the world.

Related Party Transactions

•	Out of 9,689 EVs delivered in the first quarter of 2024, 56% were to related parties of the Company.

•	Out of the 6,632 e-scooter delivered in the first quarter of 2024, 24% were to related parties of the Company

Management Commentary

Madam Thuy Le, Chairwoman of VinFast, said: “Despite temporary challenges and market fluctuations in certain regions, our confidence in the EV industry's medium- and long-term prospects remains strong. Supportive government policies, the anticipated transition of the EV market from early to mass adoption, and the projected growth in Ex-China markets fuel our confidence. During the first quarter, we strategically expanded our global business, successfully entering new markets and achieving yearly growth in vehicle deliveries. Our consistent progress places us in a favorable position to achieve our full-year delivery target of 100,000 vehicles. This is underpinned by the exponential growth of our point-of-sale channels and the introduction of new models designed to cater to a broader customer base across multiple new markets in the latter half of this year.”

Ms Anh Nguyen, Chief Financial Officer of VinFast, added: “We remain steadfastly committed to driving continuous improvements across our business. Our focus on materials optimization, scale advantages, and disciplined cost management will be key to delivering sustained value for our shareholders.”

Financial Results for the First Quarter of 2024

Revenues

•	Total revenues were VND7,264,467 million (US$302.6 million) in the first quarter of 2024, representing an increase of 269.7% from the first quarter of 2023 and a decrease of 31.0% from the fourth quarter of 2023. Total revenues are primarily comprised of revenue from EV sales.

•	Vehicle sales were VND6,492,833 million (US$270.5 million) in the first quarter of 2024, representing an increase of 324.4% from the first quarter of 2023 and a decrease of 31.6% from the fourth quarter of 2023. Revenue growth from the first quarter of 2023 was driven by an increase in EVs sale volumes thanks to our growth in both domestic and overseas markets The decrease over the fourth quarter of 2023 was attributed to a decrease in EVs and e-scooters sales volumes due to low season and Lunar New Year in Vietnam.

Cost of Sales and Gross Margin

•	Cost of sales was VND10,883,950 million (US$453.4 million) in the first quarter of 2024, representing an increase of 103.0% from the first quarter of 2023 and a decrease of 27.7% from the fourth quarter of 2023. The increase over the first quarter of 2023 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the first quarter of 2024. The decrease over the fourth quarter of 2023 was attributed to a decrease in the cost of EVs and e-scooter sold due to anticipated decrease in sale volumes during low season.

•	Gross loss was VND3,619,483 million (US$150.8 million) in the first quarter of 2024, representing an increase of 6.5% from the first quarter of 2023 and a decrease of 20.1% from the fourth quarter of 2023.

•	Gross margin was negative (49.8%) in the first quarter of 2024, as compared to negative (172.9%) in the first quarter of 2023 and negative (43.0%) in the fourth quarter of 2023. The improvement of gross margin over the first quarter of 2023 was attributed to increased sales and improved costs. Due to low seasonal sales, gross margin in the first quarter of 2024 was lower compared to the fourth quarter of 2023, mostly driven by depreciation.

Operating Expenses

•	Research and development (R&D) costs were VND2,626,801 million (US$109.4million) in the first quarter of 2024, representing a decrease of 49.0% from the first quarter of 2023 and a decrease of 16.2% from the fourth quarter of 2023. The decrease over the first quarter of 2023 and fourth quarter of 2023 is in line with three of our EV models, the VF 5, VF6 and VF7, progressing from the development stage to commercial production in the last four quarters.

•	Selling, general and administrative expenses were VND3,326,919 million (US$138.6 million) in the first quarter of 2024, representing an increase of 33.4% from the first quarter of 2023 and was flat versus the fourth quarter of 2023. The increase over the first quarter of 2023 was primarily attributable to an increase in selling and marketing expenses as a result of our efforts to scale up sales and administrative operations in overseas markets. The increase was partially offset by a decrease in impairment charges for batteries leasing activities.

•	Net other operating expenses were VND550,441 million (US$22.9 million) in the first quarter of 2024, representing an increase in net expenses of 923.1% from the net income of the first quarter of 2023 and a decrease of 47.1% from the net expenses of the fourth quarter of 2023. The increase in net expenses over the first quarter of 2023 was mainly due to an increase in foreign exchange losses. The decrease in net expenses over the fourth quarter of 2023 was mainly due to a decrease in expenses in connection with discontinued projects and was partially offset by an increase in foreign exchange losses.

Loss from Operations

•	Loss from operations was VND10,123,644 million (US$421.8million) in the first quarter of 2024 representing a decrease of 7.8% from the first quarter of 2023 and a decrease of 15.4% from the fourth quarter of 2023.

Net Loss and Net Loss Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND609,830 million (US$25.4 million) in the first quarter of 2024, representing a decrease of 9.2% from net loss of the first quarter of 2023 and a decrease of 41.3% from net loss of the fourth quarter of 2023. The decrease over net loss of the first quarter of 2023 and the fourth quarter of 2023 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, convertible debenture, and warrants.

•	Net loss was VND14,841,877 million (US$618.3 million) in the first quarter of 2024, representing an increase of 3.5% from the first quarter of 2023 and a decrease of 12.3% from the fourth quarter of 2023.

•	Net loss attributable to controlling interest was VND14,819,204 million (US$617.4 million) in the first quarter of 2024, representing an increase of 3.5% from the first quarter of 2023 and a decrease of 12.3% from the fourth quarter of 2023.

•	Basic and diluted net loss per ordinary share were both VND6,339.8 (US$0.26) in the first quarter of 2024, compared with VND6,224.5 (US$0.26) in the first quarter of 2023 and VND6,768.8 (US$0.28) in the fourth quarter of 2023.

Balance Sheet

•	Cash and cash equivalents were VND2,959,316 million (US$123.3 million) as of March 31, 2024.

Business Outlook

•	FY2024 Delivery Target: the Company reaffirms target to deliver 100,000 EVs.

This outlook reflects the Company’s current and preliminary view on the business and existing market conditions, which is subject to change.

Conference Call

The Company’s management will host its first quarter of 2024 earnings conference call at 8:00 AM U.S. Eastern Time on April 17, 2024.

Live Webcast: https://edge.media-server.com/mmc/p/jy88a8z3

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of March 31, 2024	As of March 31, 2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,095,472	2,959,316	123,289,422
Trade receivables	469,918	526,856	21,949,590
Advances to suppliers	4,752,004	4,338,778	180,759,822
Inventories, net	29,518,771	26,711,521	1,112,840,937
Short-term prepayments and other receivables	8,017,739	8,383,785	349,280,715
Short-term derivative assets	548,010	697,520	29,059,701
Current net investment in sales-type lease	87,552	68,515	2,854,435
Short-term investments	4,105	4,106	171,062
Short-term amounts due from related parties	2,849,679	3,376,097	140,653,127
Total current assets	50,343,250	47,066,494	1,960,858,809

NON-CURRENT ASSETS
Trade receivables	110,312	112,370	4,681,498
Property, plant and equipment, net	78,978,674	80,986,881	3,374,031,621
Intangible assets, net	1,307,186	1,307,720	54,481,523
Investment in associates	1,214,938	1,213,504	50,556,347
Other investments	937,268	937,268	39,047,952
Operating lease right-of-use assets	7,081,509	6,889,380	287,021,622
Long-term derivative assets	66,124	-	-
Long-term prepayments	217,180	214,270	8,926,801
Non-current net investment in sales-type lease	620,665	642,616	26,772,320
Long-term amounts due from related parties	51,073	51,073	2,127,776
Other non-current assets	5,525,364	6,145,020	256,010,499
Total non-current assets	96,110,293	98,500,102	4,103,657,959
TOTAL ASSETS	146,453,543	145,566,596	6,064,516,769

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of March 31, 2024	As of March 31, 2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	42,924,034	47,544,059	1,980,754,864
Convertible debenture	1,190,475	1,222,605	50,935,508
Short-term financial liabilities	18,258,063	19,253,692	802,136,900
Trade payables	11,976,739	7,688,438	320,311,544
Deposits and down-payment from customers	870,626	663,849	27,656,918
Short-term deferred revenue	149,747	146,495	6,103,195
Short-term accruals	11,431,959	10,541,709	439,182,977
Other current liabilities	13,973,704	14,143,625	589,244,053
Current operating lease liabilities	1,524,356	1,540,230	64,168,229
Amounts due to related parties	49,334,224	56,856,137	2,368,709,620
Total current liabilities	151,633,927	159,600,839	6,649,203,808

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	30,170,149	24,766,799	1,031,820,981
Long-term derivative liabilities	137,057	58,048	2,418,364
Other non-current liabilities	2,220,295	2,930,699	122,097,196
Non-current operating lease liabilities	5,330,344	5,171,218	215,440,487
Long-term deferred revenue	1,600,469	1,763,294	73,461,401
Deferred tax liabilities	1,014,658	987,819	41,153,981
Long-term accruals	123,867	179,371	7,472,858
Amounts due to related parties	19,551,353	30,114,664	1,254,620,839
Total non-current liabilities	60,148,192	65,971,912	2,748,486,106

Commitments and contingencies

EQUITY
Ordinary shares – VinFast Auto (2,337,788,498 and 2,337,865,164 shares issued and outstanding as of December 31, 2023 and March 31, 2024 respectively)	9,847,536	9,861,943	410,862,934
Accumulated losses	(190,419,805)	(205,239,009)	(8,550,556,555)
Additional paid-in capital	38,258,500	38,370,811	1,598,583,969
Other comprehensive loss	(385,874)	(348,292)	(14,510,353)
Deficit attributable to equity holders of the parent	(142,699,643)	(157,354,547)	(6,555,620,006)
Non-controlling interests	77,371,067	77,348,392	3,222,446,861
Total deficit	(65,328,576)	(80,006,155)	(3,333,173,145)
TOTAL DEFICIT AND LIABILITIES	146,453,543	145,566,596	6,064,516,769

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	1,529,758	6,492,833	270,500,896
Sales of merchandise	38,269	41,555	1,731,242
Sales of spare parts and components	191,545	288,880	12,035,162
Rendering of services	74,720	215,743	8,988,168
Rental income
Revenue from leasing activities	130,473	225,456	9,392,826
Revenues	1,964,765	7,264,467	302,648,294
Cost of vehicles sold	(4,821,526)	(10,064,701)	(419,310,128)
Cost of merchandise sold	(38,533)	(41,286)	(1,720,035)
Cost of spare parts and components sold	(180,872)	(186,941)	(7,788,235)
Cost of rendering services	(173,466)	(369,312)	(15,386,077)
Cost of leasing activities	(148,305)	(221,710)	(9,236,762)
Cost of sales	(5,362,702)	(10,883,950)	(453,441,237)

Gross loss	(3,397,937)	(3,619,483)	(150,792,943)

Operating expenses
Research and development costs	(5,154,121)	(2,626,801)	(109,436,362)
Selling and distribution costs	(1,277,859)	(1,982,864)	(82,609,007)
Administrative expenses	(1,215,608)	(1,344,055)	(55,995,292)
Net other operating expenses	66,872	(550,441)	(22,932,175)

Operating loss	(10,978,653)	(10,123,644)	(421,765,779)
Finance income	160,395	28,449	1,185,227
Finance costs	(2,864,720)	(4,162,257)	(173,405,699)
Net (loss)/gain on financial instruments at fair value through profit or loss	(671,463)	(609,830)	(25,406,408)
Share of gain/(losses) from equity investees	2,809	(1,434)	(59,743)

Loss before income tax expense	(14,351,632)	(14,868,716)	(619,452,402)
Tax income/(expense)	6,510	26,839	1,118,152

Net loss for the period	(14,345,122)	(14,841,877)	(618,334,250)
Net loss attributable to non-controlling interests	(28,840)	(22,673)	(944,590)

Net loss attributable to controlling interest	(14,316,282)	(14,819,204)	(617,389,660)

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
Net loss for the period	(14,345,122)	(14,841,877)	(618,334,250)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(18,824)	37,580	1,565,638

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(18,824)	37,580	1,565,638

Total comprehensive loss for the period, net of tax	(14,363,946)	(14,804,297)	(616,768,612)
Net loss attributable to non-controlling interests	(28,840)	(22,673)	(944,590)
Comprehensive loss attributable to controlling interest	(14,335,106)	(14,781,624)	(615,824,022)

Net loss per share attributable to ordinary shareholders	VND	VND	USD
Basic and diluted	(6,224)	(6,339)	(0.26)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,299,999,998	2,337,862,964	2,337,862,964

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the year	(14,345,122)	(14,841,877)	(618,334,250)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	1,170,930	2,009,490	83,718,285
Amortization of intangible assets	56,268	90,080	3,752,864
Impairment of goodwill, assets and changes in fair value of held for sale assets	350,610	36,436	1,517,977
Changes in operating lease right-of-use assets	207,744	294,866	12,284,548
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	3,145,854	2,610,649	108,763,446
Deferred income tax expenses	(6,510)	(26,839)	(1,118,152)
Unrealized foreign exchange (gain)/losses	(87,585)	379,399	15,806,316
Shares of profit/(loss) of associates, joint-ventures	(2,809)	1,434	59,743
Net (gain)/loss on financial instruments at fair value through profit or loss	671,463	609,830	25,406,408
Change in amortized costs of financial instruments measured at amortized cost	797,405	806,554	33,602,216
Share-based compensation expenses	-	47,880	1,994,751
Change in working capital:
Trade receivables, advance to suppliers, net investment in sales-type lease	1,735,994	(1,110,933)	(46,283,090)
Inventories	(6,439,908)	1,093,508	45,557,139
Trade payables, deferred revenues and other payables	(1,628,300)	(4,171,500)	(173,790,776)
Operating lease liabilities	(243,317)	(245,989)	(10,248,261)
Prepayments, other receivables and other assets	(16,408)	7,913	329,667
Net cash flows used in operating activities	(14,633,691)	(12,409,099)	(516,981,169)

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)	(6,207,073)	(4,807,718)	(200,296,546)
Disbursement of bank deposit	(10,480,000)	-	-
Collection of loans	677,900	-	-
Payment for acquisition of subsidiary (net of cash held by entity being acquired)	(480,804)	-	-
Receipt from government grants	-	509,821	21,239,887
Net cash flows used in investing activities	(16,489,977)	(4,297,897)	(179,056,660)

FINANCING ACTIVITIES
Deemed contribution from owners	-	74,904	3,120,610
Payment for initial public offering costs	-	(10,252)	(427,113)
Proceeds from borrowings, business cooperation contract and convertible debenture	45,127,185	24,627,697	1,026,025,788
Repayment of borrowings	(13,930,673)	(9,190,698)	(382,897,888)
Net cash flows from financing activities	31,196,512	15,501,651	645,821,397

Net increase in cash, cash equivalents and restricted cash	72,844	(1,205,345)	(50,216,431)
Cash, cash equivalents and restricted cash at January 1	4,361,631	4,858,766	202,423,280
Net foreign exchange difference	(14,645)	66,726	2,779,903
Cash, cash equivalents and restricted cash at December 31	4,419,830	3,720,147	154,986,752

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	4,254,079	6,713,519	279,694,996
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification	2,966,933	102,737	4,280,173

Supplemental Disclosure
Interest paid, net of capitalized interest	1,232,327	2,096,344	87,336,750

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

Forward Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the effect of the consummation of the business combination and the public listing of the Company’s securities on its business relationships, performance, financial condition, and business generally, (ii) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (iii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iv) the Company’s potential inability to maintain the listing of its securities on Nasdaq, (v) risks associated with the Company’s limited operating history, (vi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus, (vii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (viii) risks associated with being a new entrant in the EV industry, (ix) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity, (x) the Company’s ability to successfully introduce and market new products and services, (xi) competition in the automotive industry, (xii) the Company’s ability to adequately control the costs associated with its operations, (xiii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes acceptable from its suppliers, (xiv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xv) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xvi) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xvii) the demand for, and consumers’ willingness to adopt, EVs, (xiii) the availability and accessibility of EV charging stations or related infrastructure, (xix) the unavailability, reduction, or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xx) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations, or cash flows, (xxi) the risk of battery pack failures in the Company or its competitor’s EVs, (xxii) risks related to the failure of the Company’s business partners to deliver their services, (xxiii) errors, bugs, vulnerabilities, design defects, or other issues related to technology used or involved in the Company’s EVs or operations, (xxiv) the risk that the Company’s research and development efforts may not yield expected results, (xxv) risks associated with autonomous driving technologies, (xxvi) product recalls that the Company may be required to make, (xxvii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxiii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxix) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates, and (xxx) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND24,003 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of March 31, 2024. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

Media Relations

info@vingroup.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS), a subsidiary of Vingroup JSC, one of Vietnam’s largest conglomerates, is a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters, and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities with a focus on key markets across North America, Europe and Asia. Learn more at www.vinfastauto.us